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                                                                      Ex-A(9)(a)

THIS AGREEMENT MADE AS OF THE DATE SPECIFIED BELOW,

BETWEEN:

                              THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.),
                  a corporation domiciled in Michigan and having its Head Office in the City of Bloomfield Hills, Michigan ("Manulife USA"),

                                                              OF THE FIRST PART:

and

                          THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA, a
                    corporation domiciled in Michigan and having its Head Office in the City of Bloomfield Hills, Michigan ("Manulife America"),

                                                              OF THE SECOND PART


      WHEREAS Manulife America is a wholly owned subsidiary of Manulife USA;
and

      WHEREAS Manulife America and Manulife USA are companies transacting the business of life insurance in the United States; and

      WHEREAS Manulife America wishes to transfer to Manulife USA, provided the required regulatory approvals can be obtained, (a) the benefit and burden of certain life insurance policies and annuity contracts issued by Manulife America in the United States and (b) certain investments, securities and assets in respect of those policies; and


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      WHEREAS Manulife USA wishes to assume Manulife America's liabilities and obligations under those policies and contracts and to indemnify Manulife America in respect thereof provided the required regulatory approvals can be obtained, and to accept the said investments, securities and assets.

      NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and the mutual covenants and agreements hereinafter set out, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS
1.1        In this Agreement unless the context otherwise requires:

           (a) "Assets" means all the assets of Manulife America determined as of the Effective Time on the Transfer Date.

           (b) "Other Liabilities" means all the liabilities of Manulife America listed in Schedule B, other than liabilities relating to Transferred Policies, which in the absence of this agreement would otherwise have appeared on the annual statement of Manulife America if computed at the time of transfer

           (c) "Transfer Date" means January 1, 2002, or such other date as may be agreed in writing by the parties hereto, subject to the approvals referred to in Article 2.1.

           (d) "Transferred Policies" means

                        (i) all the life insurance policies and annuity contracts issued or acquired by Manulife America on or before the Transfer Date,




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                                including those policies and contracts which
                                have lapsed prior to the Transfer Date but in which there subsists (subject to certain conditions) a contractual right of reinstatement, and

                        (ii) all life insurance policies and annuity contracts which have become claims by reason of maturity or death prior to the Transfer Date and which have not been settled before that date.

           (e) references to money shall refer to the lawful currency of the United States.

           (f) words importing the singular number only shall include the plural and the converse shall also apply.


ARTICLE 2
REGULATORY APPROVALS

2.1 Manulife USA and Manulife America shall apply to the appropriate regulatory authorities in the United States for approval of the transfer contemplated by this Agreement in accordance with the relevant provisions of the applicable legislation in the United States on the terms and conditions set out herein either without modification or with such modification as may have been agreed by the parties hereto and approved by such regulatory authorities.

2.2 Any change to this Agreement which occurs after the approvals referred to in
Article 2.1 hereof have been obtained shall be subject to the approval of the appropriate regulatory authorities in the United States.


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2.4 Manulife USA and Manulife America agree that they will each proceed with all due diligence to implement this Agreement.

2.5 Manulife USA and Manulife America shall file all documents required to be filed by the regulatory authorities in the United States.

2.6 If the approvals referred to in Article 2.1 hereof have not been obtained by January 1, 2002, or such later date as may be agreed in writing by the parties hereto, this Agreement shall be void and of no effect.


ARTICLE 3
TRANSFER

3.1 The following provisions shall take effect as at 12:06am Eastern Time (the "Effective Time") on the Transfer Date:

           (a) Manulife USA shall assume all the obligations of Manulife America under the Transferred Policies and shall acquire all right, title and interest of Manulife America in respect of such policies.

           (b) Manulife USA shall assume all the obligations of Manulife America related to the Other Liabilities determined as of the Transfer Date and shall acquire all Manulife America's right title interest and defenses with respect to such liabilities.

           (c) Manulife America shall transfer to ManUSA the Assets reduced by the greater of (i) $2 million dollars, or (ii) an amount to be agreed upon by the parties hereto, as shown in Schedule C, that MLA must maintain to satisfy state law minimum capital requirements in order for MLA to continue to operate as an insurer. The assets transferred shall vest legally and beneficially in Manulife USA.


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           (d) Manulife America hereby authorizes Manulife USA to exercise all rights and powers in connection with the Transferred Policies and Other Liabilities which Manulife America possesses and which it could exercise if this Agreement were not made, and Manulife America hereby transfers and assigns to Manulife USA all its rights, title and interest under or pursuant to the Transferred Policies and Other Liabilities.


ARTICLE 4
WARRANTIES, COVENANTS AND UNDERTAKINGS

4.1 It is understood by Manulife USA, that in order to protect the interests of the policyholders, Manulife America will not seek a novation of its obligations from the policyholders.

      (a) Manulife USA hereby covenants and agrees to indemnify Manulife America and save it harmless from all claims, demands, actions, causes of action, proceedings, losses and costs whatsoever in respect of the Transferred Policies resulting from occurrences or happenings subsequent to the Transfer Date. Manulife USA shall pay all such claims, demands, actions, causes of action, proceedings, losses and costs whatsoever in respect of the Transferred Policies whether asserted against Manulife USA or asserted against Manulife America.


      (b) Manulife USA hereby covenants and agrees to indemnify Manulife America and save it harmless from all claims, demands, actions, causes of action, proceedings, losses and costs whatsoever in respect of the Transferred Policies resulting from occurrences or happenings prior to the Transfer Date. Manulife USA shall pay all such claims, demands, actions, causes of action, proceedings, losses and costs whatsoever in respect of the Transferred Policies whether asserted against Manulife USA or asserted against Manulife America.


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4.2 Manulife USA hereby covenants and agrees to indemnify Manulife America and save it harmless from all claims, demands, actions, causes of action, proceedings, losses and costs whatsoever in respect of the outstanding claims and litigation specified in Schedule A hereto.

4.3 Manulife America undertakes to deliver to Manulife USA all application files for the Transferred Policies and copies of such policies and the insurance records, documents and books of account, together with such other material in the possession of Manulife America which Manulife USA may reasonably require for the administration of the Transferred Policies, of the Assets transferred to it pursuant to Article 3.1(c) hereof and of the outstanding claims and litigation specified in Schedule A hereto.

4.4 Manulife America warrants and represents to Manulife USA, its successors and assigns, as follows, which warranties and representations will not survive the Transfer Date and any assignment or transfer of assets or taking over of liabilities hereunder, regardless of what investigation, if any, Manulife USA shall have made prior thereto.

           (a) Manulife America has no knowledge of any liability of any nature under or in respect of the Transferred Policies, whether accrued, absolute, contingent, or otherwise, other than those disclosed in writing to Manulife USA or fully reflected in the said Transferred Policies.

           (b) Manulife America has good and marketable title to all of the Assets to be transferred to Manulife USA pursuant to Article 3.1(c) hereof, subject to no options, mortgages, pledges, liens, encumbrances, or other charges of any kind, nor subject to any forfeiture or right of forfeiture whatsoever, other than those disclosed in writing to Manulife USA.


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           (c) Manulife America has the requisite corporate power and is duly authorized to transfer and assign to Manulife USA all its right, title and interest in, to or arising under the Transferred Policies and the Assets.

           (d) To the knowledge of Manulife America there is no pending or threatened claim or litigation against Manulife America involving any of the Transferred Policies except as may otherwise be disclosed to Manulife USA in writing prior to the Transfer Date.


ARTICLE 5
COSTS

5.1 All costs, charges and expenses incidental to the preparation and completion of this Agreement (including legal charges, attorney's fees and similar charges) and any other costs associated with the execution and implementation of the transfer constituted by this Agreement (including any applicable taxes or duties) shall be borne by the party who incurred the expense unless otherwise agreed in writing by the parties hereto.


ARTICLE 6
FURTHER ASSURANCES

6.1 These presents are intended to and shall operate as a binding contract for the transfer of Assets and assumption of liabilities under the Transferred Policies in accordance with the terms hereof, but the parties hereto agree to sign and execute all documents and to do all things which are necessary or convenient for more completely and effectually carrying out the intention of these presents.


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ARTICLE 7
NOTICE TO POLICYHOLDERS

7.1 As soon as possible after the Transfer Date every holder of a Transferred Policy shall receive a Certificate of Assumption from Manulife USA and the form of such Certificate of Assumption shall be approved by Manulife America prior to the Transfer Date. The Certificates as described in this paragraph shall state, inter alia, that Manulife USA has assumed the liabilities of Manulife America and that Manulife USA shall thereafter be liable directly to each such policyholder or contractholder or other person who has an interest under such policy or contract.

The Certificate of Assumption shall also state inter alia, that Manulife America shall be liable to the policyholder or contractholder if Manulife USA fails to meet its obligations under the policy or contract.


7.2 The Certificate of Assumption shall be executed by Manulife America and Manulife USA


ARTICLE 8
ARBITRATION

8.1 If any question or difference shall arise between the parties hereto concerning the rights, duties or obligations of either party hereto, the same shall be referred to the arbitration of three persons, one to be nominated by each of the parties hereto and the third arbitrator to be appointed in writing under the hands of the two arbitrators so nominated before the reference is proceeded with, and the decision of the majority of the arbitrators shall be binding upon the parties hereto. Persons appointed as arbitrators shall be active or retired executives of life insurance or life reinsurance companies or active or retired consulting actuaries.

If any party shall refuse or neglect to appoint an arbitrator within fourteen
(14) days after one party shall have appointed an arbitrator and served a written notice upon the other


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party requiring it to appoint an arbitrator, then upon such failure the party making the request and having itself appointed an arbitrator may appoint another arbitrator to act on behalf of the party so failing to appoint, and the arbitrator so appointed may proceed and act in all respects as if he had been appointed by the party so failing to make such an appointment. The arbitrators shall make their award in accordance with the usages and customs of life insurance practice in the United States and are relieved from legal procedures and formalities and shall hand down their decision within three months after entering upon the reference. The cost of arbitration shall be paid as the arbitrators direct.


ARTICLE 9
ENUREMENT

9.1 This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.


ARTICLE 10
TERMINATION

10.1 This Agreement may be terminated prior to the Transfer Date by Manulife America or Manulife USA by giving the other party 30 days written notice.


ARTICLE 11
GOVERNING LAW

11.1 This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan.


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            IN WITNESS WHEREOF the parties hereto have hereunder affixed their corporate seals under the hands of their duly authorized officers this day of
                  , 2001.
                               THE MANUFACTURERS LIFE INSURANCE COMPANY
                               (U.S.A.)


                               ------------------------------------------------
                               Stephen L. Rosen
                               Assistant Secretary



                               THE MANUFACTURERS LIFE INSURANCE COMPANY OF
                               AMERICA


                               ------------------------------------------------
                               James D. Gallagher
                               Secretary and General Counsel


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                                   SCHEDULE A

        (list all pending litigations and/or regulatory/administrative proceedings against Manulife America)


                                      NONE


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                                   SCHEDULE B

            (LIST OTHER LIABILITIES TO BE ASSUMED BY MANULIFE USA)

In addition to liabilities directly associated with transferred policies, Manulife America shall transfer to Manulife USA and Manulife USA shall assume all of the following liabilities associated with its U.S. insurance business:

(References below are to the line item on page 3 of the 2000 NAIC annual statement)

-     Commissions to agents due and accrued (line 12)

-     General Expenses due or accrued (line 13)

-     Amounts withheld or retained by Manulife America as agent or trustee (line
      17)

- Liabilities for benefits for U.S. based employees and agents of Manulife America (line 21). Such liabilities shall include but not be limited to liabilities under deferred compensation agreements, and liabilities under health or other welfare benefit plans.

-     Liabilities for Asset Valuation reserve (line 24.1)

-     Liabilities for drafts outstanding (line 24.5)

- Liabilities for taxes imposed after the Transfer Date by the United States of America in excess of the amount declared on any return filed by Manulife America relating to taxable periods ending on or prior to the Transfer Date.


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                                   SCHEDULE C

      AMOUNT(S) AGREED TO BE MAINTAINED BY PARTIES UNDER ARTICLE 3.1(c)


Minimum amount of Capital
and Surplus Requirement                         State
-------------------------                       -----


$5,000,000                                      California


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